Exhibit 99.2

A2Z Smart Technologies Closes Previously Announced Private Placement in the amount of US$4,020,750

TEL AVIV, ISRAEL. November 2, 2022 - A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (TSXV:AZ) (NASDAQ: AZ), today announced that further to its press release of October 24, 2022 and November 1, 2022, that it has closed, in escrow, the issuance of 2,978,337 units (“Units”) at a price per Unit of US$1.35 (CAD$1.86),for gross proceeds of US$4,020,750. Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 1,489,169 Warrants will be issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of CAD$2.04 (US$1.50), will result in the issuance of an additional 1,489,169 common shares.

Additionally, the Company advises that certain directors and officers of the Company participated in the Offering in an amount of US$750,000 (the “Insider Participation”). The Insider Participation transaction is considered a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). The Company expects to rely on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Insider Participation.

A finder’s fee of up to 8% cash and up to 8% of finder warrants (the “Finder Warrants”) of the Gross Proceeds may be paid by the Company in connection with the Offering. Each Finder Warrant will have identical terms to the Warrants.

Closing of the transaction is subject to receipt of TSX Venture Exchange approval.

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: a2z@imsinvestorrelations.com